SEC FILE NUMBER:
0-21139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	March 30, 2008
Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
DURA AUTOMOTIVE SYSTEMS, INC.
Full Name of Registrant
NOT APPLICABLE
Former Name if Applicable
2791 RESEARCH DRIVE
Address of Principal Executive Office (Street and Number)
ROCHESTER HILLS, MICHIGAN 48309
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III — NARRATIVE
     Dura Automotive Systems, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2008 (“First Quarter 2008 Form 10-Q”) by May 14, 2008, without unreasonable effort and expense. On October 30, 2006, the Company and its domestic and Canadian subsidiaries (collectively, the “Debtors”), filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking reorganization relief under the provisions of chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) (Consolidated Case No. 06-11202) (collectively, the “Cases”).
     On March 7, 2008, the Company filed with the Bankruptcy Court the Debtors’ Revised Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated March 7, 2008 (the “Revised Plan”). On March 14, 2008, the Company filed the Revised Plan, as further revised, and the related Disclosure Statement for the Debtors’ Revised Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated March 14, 2008 (the “Disclosure Statement”). On April 3, 2008, the Bankruptcy Court approved the Company’s Disclosure Statement and determined that the Company’s Disclosure Statement contains the necessary information to enable creditors to vote on the Company’s Revised Plan. On May 13, 2008, The Bankruptcy Court approved the Revised Plan.
     On December 21, 2007, the Company filed an Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2006 (the “Amendment”) in order to reflect the restatement of previously issued consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006; included in the original Annual Report on Form 10-K for the fiscal year ended December 31, 2006, previously filed on July 16, 2007 (the “Original Filing”).
     Subsequent to the issuance of the Company’s consolidated financial statements included in Item 8, “Financial Statements and Supplementary Data,” in the Original Filing, the Company determined that certain information in the Condensed Consolidating Guarantor and Non-Guarantor Financial Information Footnote — Note 13 contained errors. The correction of these errors had no impact, for any previously reported period, on the Company’s (i) consolidated balance sheets, (ii) consolidated statements of operations, (iii) consolidated statements of stockholders’ investment (deficit), or (iv) consolidated statements of cash flows. In the Amendment, the Company noted additional material weaknesses in its internal control over financial reporting that existed at December 31, 2006. These material weaknesses related to (i) insufficient number of personnel having appropriate knowledge, experience and training in the application of U.S. GAAP at both the Company’s operating locations and corporate headquarters, and insufficient personnel at the Company’s corporate headquarters to provide effective oversight and review of financial transactions; (ii) preparation, review and monitoring controls over account reconciliations and analyses did not operate effectively to ensure significant account balances were accurate and supported with appropriate underlying calculations and documentations in a timely manner; (iii) process controls over cash disbursements and receipts implemented in the U.S. Accounting Shared Service Center following our filing for protection under chapter 11 of the U.S. bankruptcy code did not operate effectively to ensure proper accounting for such transactions in a timely manner; and (iv) ability to adequately implement necessary changes to internal controls over financial reporting.
     The Company is currently addressing these material weaknesses, which has delayed the completion of the financial and other information to be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), and the 2007 quarterly 10-Q reports . The Company is working diligently to finalize its financial statements for the year ended December 31, 2007, and the 2007 quarterly 10-Q reports, and is providing Deloitte & Touche LLP (“D&T”) with the information necessary to complete the audit of the Company’s consolidated financial statements. As a result of its efforts to complete the 2007 Form 10-K and the 2007 quarterly 10-Q reports, the Company is unable to finalize the First Quarter 2008 Form 10-Q.
     Forward-Looking Statements
     This Notification, including the attachment being filed as part of this Notification, as well as other statements made by the Company may contain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, that reflect, when made, the Company’s current views with respect to current events and financial performance. Such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the Company’s operations and business environment which may cause the actual results of the Company to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: the ability of the Company to continue as a going concern; the ability of the Company to operate pursuant to the terms of the debtor-in-possession facility; the Company’s ability to obtain Court approval with respect to motions in the chapter 11 cases prosecuted by it from time to time; the ability of the Company to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the chapter 11 cases; risks associated with third parties seeking and obtaining Court approval to terminate or shorten the exclusivity period for the Company to propose and confirm one or more plans of reorganization, for the appointment of a chapter 11 trustee or to convert the cases to chapter 7 cases; the ability of the Company to obtain and maintain normal terms with vendors and service providers; the Company’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the chapter 11 cases on the Company’s liquidity or results of operations; the ability of the Company to fund and execute its business plan and to do so in a timely manner; the ability of the Company to attract, motivate and/or retain key executives and associates; the ability of the Company to avoid or continue to operate during a strike, or partial work stoppage or slow down by any of its unionized employees and the ability of the Company to attract and retain customers. Additional factors that could affect future results are identified in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC including the risk factors in Part I. Item 1A. Risk Factors, contained therein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise.
     Similarly, these and other factors, including the terms of any reorganization plan ultimately confirmed, can affect the value of the Company’s various prepetition liabilities, common stock and/or other equity securities. Additionally, no assurance can be given as to what values, if any, will be ascribed in the bankruptcy cases to each of these constituencies. A plan of reorganization is likely to result in holders of the Company’s common stock receiving no distribution on account of their interest and cancellation of their interests.

4

     PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

C. Timothy Trenary
Vice President and Chief Financial Officer	248	299-7509

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
     Yes ☐       No ☑
     The Company has not filed its Quarterly Reports on Form 10-Q for the quarterly periods ended April 1, July 1 and September 30, 2007 and it Annual report on Form 10-K for the year ended December 31, 2007.
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     Yes ☑       No ☐
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Please see attached explanation.
     DURA AUTOMOTIVE SYSTEMS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008	By:	/s/ C. Timothy Trenary

C. Timothy Trenary
Vice President and Chief Financial Officer

     Explanation Referred to in Part IV, Item (3) of Form 12b-25
     Significant Changes in Results of Operations
     The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the quarterly period ended March 30, 2008 will reflect significant changes from its results of operations for the quarterly period ended April 1, 2007. To date, the Company has not filed its quarterly report on Form 10-Q for the quarterly period ended April 1, 2007 because it has not finalized those results of operations. As a result, the Company is unable to determine whether the Company’s results of operations for the first quarter of 2008 will reflect significant changes from those in the first quarter of 2007. Set forth below, however, is a brief summary of the Company’s results of operations for the first quarter of 2008:
     The Company expects to report a net loss for the first quarter ended March 30, 2008. The net loss for first quarter ended March 30, 2008, will include charges for facilities consolidation, asset impairments, restructuring and reorganization. In 2008, we have incurred a significant amount of professional fees and debt extension and renewal charges associated with our reorganization. Further, during the third quarter of 2007, we completed the sale of our Atwood Mobile Products division which will impact our financial results in 2008, as compared to 2007.
     For the first quarter ended March 30, 2008, sales increased due to volume and price increases, favorable product mix, favorable foreign currency fluctuations due to the strengthening of the Euro as compared to the U.S. dollar. Europe accounted for the total increased sales in 2008. In 2007, there are slowdowns in the North America automotive market, which negatively impacted net sales and gross margin during the first half of 2007.
     For the first quarter ended March 30, 2008, operating margins improved due to the above mentioned increased sales, improvement/reduction in excess capacity resulted from collecting on the ongoing restructuring and manufacturing operations alignments, and relocations efforts to lower cost countries. Further, the improvement in operating losses resulted from lower employee-related expenses due to reduced headcount, which was partially offset by higher professional fees and employee related compensation in 2008. We continue to focus on these costs to ensure they are aligned with the business.
     Facility consolidation charges represent facility closure and exit costs associated with our ongoing restructuring plans. Charges include severance, asset impairment, and costs related to moving people and businesses. We continue to incur such expenses as we implement those restructuring plans.
     Reorganization items represent primarily professional fees directly related to Chapter 11, which include fees for advisors to the Debtors, unsecured creditors and secured creditors, as we come closer to our emergence date, and fees related to extension and renewal of the Debtor-In-Possession financing.
     During the second quarter ended July 2, 2006, we provided a full valuation allowance against all applicable U.S. deferred tax assets. In 2007 and 2008, we have continued to provide a full valuation allowance against all applicable U.S. deferred tax assets.
     Discontinued operations – In August 27, 2007, we completed the sale of our Atwood segment for consideration of $160.2 million, adjusted with certain purchase price adjustments, as per the purchase price settlement agreement and mutual release, dated March 28, 2008. Prior year amounts have been reclassified to reflect the sale of Atwood in 2007 that is required to be reported as a discontinued operation under SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. Further, in 2008, we recognized a one-time favorable adjustment from the settlement of a lease obligation related to the 2002 divestiture of our Mechanical Assemblies Europe business, a discontinued operation.